*THE COMPANY HAS REQUESTED AN ORDER FROM THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) PURSUANT TO RULE 24B-2 OF THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, GRANTING CONFIDENTIAL TREATMENT TO SELECTED PORTIONS.  ACCORDINGLY, THE CONFIDENTIAL PORTIONS HAVE BEEN OMITTED FROM THIS EXHIBIT AND HAVE BEEN FILED SEPARATELY WITH THE COMMISSION.  OMITTED PORTIONS ARE INDICATED BY “[REDACTED]*”.

Exhibit 2.1

Participation Agreement

by and between

R.E. Gas Development, LLC

and

AL Marcellus Holdings, LLC

Dated March 30, 2015

i

ARTICLE 6
[INTENTIONALLY OMITTED]
ARTICLE 7
INDEMNIFICATION
7.1	Definitions	19
7.2	Indemnification of ArcLight Indemnified Parties	19
7.3	Indemnification of Conveyor Indemnified Parties	19
7.4	Indemnification Procedures	20
7.5	Operating Agreement	20
ARTICLE 8
TRANSFER
8.1	Transfer by Conveyor	21
8.2	Transfer by ArcLight.	21
8.3	[Intentionally Omitted]	22
8.4	Sale	22
ARTICLE 9
NOTICES
9.1	Notices	22
9.2	Daily or Periodic Notices regarding the Assets or Operations	22
ARTICLE 10
TERMINATION AND REMEDIES
10.1	Term.	23
10.2	Notice of Default; Remedies	23
10.3	Disputes; Escalation	24
ARTICLE 11
MISCELLANEOUS
11.1	Entire Agreement	24
11.2	Amendments	24
11.3	Waiver	24
11.4	Applicable Law	24
11.5	Jury Waiver	24
11.6	Realty Transfer Taxes	24
11.7	Expenses	24
11.8	Payments.	25
11.9	Limitation on Damages	25
11.10	Relationship of Parties	25
11.11	Severability	25
11.12	Covenants Running with Lands	25
11.13	Survival	25
11.14	Timing	25

11.15	Successors and Assigns	25
11.16	Announcements.	25
11.17	Force Majeure.	25
11.18	Confidentiality	26
11.19	Further Assurances	26
11.20	Counterpart Execution	26
11.21	Memorandum of Agreement	26
11.22	References and Construction	26

Glossary

PAGE
Affiliate	1
Affiliated	1
Agreement	1
[REDACTED]*	10
Applicable Environmental Laws	1
ArcLight	1
[REDACTED]*	8
ArcLight Grossup Wells	9
ArcLight Indemnified Parties	31
ArcLight Net Proceeds	2
ArcLight Portion	8
ArcLight Share	2
Asset Taxes	29
Assets	2
Assignment	12
Business Day	2
Butler Core	2
CERCLA	1
Claims	31
Code	2
Complete	2
Completing	2
Contract Transfer	19
Control	2
Controlled by	2
Conveyor	1
Conveyor Indemnified Parties	32
CPI	2
Crude	3
Crude Oil	3
Damages	31
Default Notice	11
Development AFE	3
Development Plan	3
Development Term	37
Dispute Notice	39
Drill	3
Drilling	3
Entitlement	3
Environmental Condition	31
Equip	3
Equipping	3
Execution Date	1
Existing Arrangements	19
Facilities	3
Failed Scheduled Well	9
Final Installment	8
First Installment	8
Fractionation	3
Gathering	3
Good Cause	15
Governmental Authority	4
[REDACTED]*	21
[REDACTED]*	21
Indemnification Demand	32
Indemnified Party	32

Indemnifying Party	32
Independent Accountant	4
Information	16
Initial Wells	4
Interests	4
IRR Payout Date	4
Knowledge	4
Laws	4
Lease	4
Losses	31
Market	4
Marketing	4
MarkWest	4
Material Affiliate Contract	4
Material Contract	5
Material Midstream Contract	5
Modification	19
[REDACTED]*	17
Moraine East	5
Net Revenue Interest	5
NGLs	5
Operating Agreement	5
Operations	16
Operator	5
Partial Well Sale	36
Participate	5
Parties	1
Party	1
Payment Default	11
Payout	13
Payout Notice	13
Permits	5
Permitted Pledge	6
Person	6
Pre-Payout Costs	14
Pre-Payout Revenues	14
Processing	6
Processing Fee	20
Production Burdens	16
Projected Production	6
Projected Production of Natural Gas	6
Reallocated Butler Core Well	10
Records	17
Renick Wells	10
Representative Development AFE	8
Reversion	13
Reversion Assignment	13
Rex-Sumitomo Tax Partnership	15
ROI Payout Amount	6
Sale	36
Scheduled Wells	6
Secondary Wells	6
Substitute Well	6
Summit JOA	15
Taxes	6
Third Party	7
Third Party Claim	32
Third Party Right	18
Total Invested Capital	7

v

Transfer	7
Transportation	7
Well	7
Well Costs	8
Well Group	7
Wellbore	7
Working Interest	7

Exhibits and Schedules

Exhibit A	The Interests
Exhibit B	Scheduled Wells
Exhibit C	Secondary Wells
Exhibit D	Initial Wells
Exhibit E	Representative Development AFE
Exhibit F	Form of Assignment
Exhibit G	Form of Reversion Assignment
Exhibit H	Form of Operating Agreement
Exhibit I	Form of Memorandum of Agreement
Schedule 4.13(a)	Existing Arrangements
Schedule 4.13(c)(ii)	Ethane Contracts
Schedule 5.3(e)	Material Contracts
Schedule 5.3(g)	Asset Taxes
Schedule 5.3(h)	Tax Partnerships
Schedule 5.3(j)	Third Party Rights
Schedule 5.3(l)	Dedications
Schedule 11.8	Bank Account Information

PARTICIPATION AGREEMENT

THIS PARTICIPATION AGREEMENT is made and entered into this 30th day of March, 2015 (the “Execution Date”), by and between R.E. Gas Development LLC, a Delaware limited liability company (“Conveyor”), and AL Marcellus Holdings, LLC, a Delaware limited liability company (“ArcLight”).  ArcLight and Conveyor are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

A.Conveyor owns certain Interests, including fee interests and oil and gas Leases, in Butler County, Pennsylvania, upon which Conveyor engages in or intends to engage in exploration and development activities for gas, oil and other hydrocarbons.

B.ArcLight desires to participate in the development of certain of such Interests, as more particularly described on Exhibit A attached hereto, by acquiring an undivided portion of Conveyor’s interest in and to certain oil and gas Wells Drilled or to be Drilled on the Interests and a corresponding undivided portion of Conveyor’s rights in the Interests necessary to produce oil, gas and other hydrocarbons from such Wells, in exchange for ArcLight’s payment of costs incurred in respect of Conveyor’s Working Interest in such Wells and the granting of options and reversionary rights in such Wells, in each case, subject to the terms and conditions of this Agreement.

C.The Parties desire to enter into this Agreement to govern their rights and obligations with respect to the exploration, development, ownership and operation of the Interests and the Wells.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Agreement

ARTICLE 1
DEFINITIONS

When not otherwise defined in the body of this Agreement, the following terms will have the below defined meaning:

“Affiliate” and “Affiliated” mean any Person which directly or indirectly Controls, is Controlled by, or is under common Control with, a Party.

“Agreement” means this Agreement, inclusive of all exhibits and attachments, as the same may be modified or amended from time to time.

“Applicable Environmental Laws” shall mean any and all Laws concerning protection of the environment, natural resources, or human health and safety or orders pertaining to health or the environment, including, without limitation, common laws, the Clean Air Act, the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act of 1976, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Hazardous Materials Transportation Act, the Oil Pollution Act of 1990, Occupational Safety and Health Act of 1970, any and all U.S. Minerals Management Service Laws, all as amended, and any state Laws implementing or analogous to the foregoing federal Laws, and all other Laws relating to or regulating emissions, discharges, releases, or cleanup of Hazardous Substances (as defined in the Applicable Environmental Laws) or wastes, each as amended from time to time.

“ArcLight Net Proceeds” means the aggregate of all proceeds actually paid to ArcLight on account of production attributable to ArcLight’s Working Interest in and to the applicable Well(s) (net of all royalties, overriding royalties, and other production burdens upon the Interests at the time of acquisition by ArcLight and of all lease operating expenses, COPAS overhead charges, insurance, Processing Fees, Fractionation, Marketing and Transportation charges, Pennsylvania Impact Fee, production, severance, ad valorem, property and similar taxes or fees attributable to ArcLight’s Working Interest in the Wells).

“ArcLight Share” means, subject to potential adjustment pursuant to Section 2.1(e), a Working Interest of thirty-five percent (35%) of the 8/8th Working Interests in and to any Scheduled Well (including any Initial Well) and a Working Interest of twenty percent (20.0%) of the 8/8th Working Interests in and to any Secondary Well.

“Assets” means (i) the Scheduled Wells listed on Exhibit B and the rights under the associated Interests to operate and produce from the Wellbore of each such Scheduled Well, and (ii) any Secondary Wells listed on Exhibit C and the rights under the associated Interests to operate and produce from the Wellbore of each such Secondary Well (which Interests will be more particularly described on an amendment to Exhibit A, which shall be prepared by Conveyor in connection with the process outlined in Section 3.3).

“Business Day” means any calendar day except Saturdays, Sundays and federal holidays.

“Butler Core” means the area of Butler County, Pennsylvania that comprises the townships of Lancaster, Connequenessing, Forward and Penn.

“Code” means the Internal Revenue Code of 1986, as amended.

“Complete,” “Completing,” and any other variation of “Complete” means any activity related to the preparation or Equipping of an oil and gas well for production, including, for example, installation of production casing, perforating, conducting fracture stimulation and Drilling out of fracture plugs.

“Control” and “Controlled by” mean the ability (directly or indirectly through one or more intermediaries) to direct or cause the direction of the management or affairs of an entity, whether through the ownership of voting interests, by contract or otherwise.

“CPI” means the Consumer Price Index for all urban consumers (not seasonally adjusted) (C-CPI-U) as published by the Department of Labor or, if such index is no longer published or if the composition or calculation of such index is materially changed from its composition or calculation as of the date first set forth above, such other index as the Parties shall mutually agree in writing.

“Crude” or “Crude Oil” means light, medium, and heavy crude oils as determined pursuant to American Petroleum Institute (“API”) gravity, or degrees API.

“Development AFE” means any authorization for expenditure for (i) the Drilling, Completing and Equipping of a Proposed Well, or (ii) any other activity contemplated by an Operating Agreement.

“Development Plan” means the schedule of Drilling and Completion activities for the Scheduled Wells that is attached hereto as Exhibit B, as the same may be modified from time to time by Conveyor in good faith and based on its reasonable judgment; provided that Conveyor may not modify the Development Plan in any “material” manner without the prior written consent of ArcLight.  For purposes of this provision, any modification that would: [REDACTED]* will be considered “material” and would require the prior written consent of ArcLight, which consent will not be unreasonably withheld, delayed, or conditioned.

“Drill” and “Drilling” means any activity related to moving in, rigging up, logging and testing an oil and gas well, including constructing and upgrading access roads, obtaining and preparing the drillsite, obtaining Permits and division order or drillsite title opinions, obtaining drilling contractor services and consultants necessary for the drilling of such well, obtaining mud, chemicals, pipe and supplies, and any other activities related to the foregoing.

“Entitlement” means that quantity of production produced from the Scheduled Wells and the Secondary Wells, if any, for which a Party has the right to take delivery pursuant to the terms of this Agreement or any applicable Operating Agreement or applicable Law.

“Equip” or “Equipping” means any activity related to equipping a well, including installing tubing and any other equipment, Facilities, or activities required to bring such well to first sale, including, for example, separation equipment, tanks, electric lines, flow lines, location facilities such as berms and fences, and artificial lift.

“Facilities” means location structures and improvements, such as roads, berms, and fences and all electric lines and meters, flowlines, pipelines, meters, separators, heater-treaters, vapor recovery units, tanks, and any other associated equipment, provided that any of the aforementioned are both associated with, or used in connection with, an applicable Scheduled Well or Secondary Well and acquired or constructed pursuant to the Operating Agreement.

“Fractionation” (including in its various forms) means the process by which certain NGLs are removed from the gas in the liquid extraction process at a fractionation plant.

“Gathering” (including in its various forms) means the collection and movement of production from receipt points from or near a well for redelivery to various points including processing plants, terminals, transportation pipelines, and/or compression facilities.

“Governmental Authority” means any nation or state and any political subdivision thereof and any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

“Independent Accountant” means UHY, LLP (“UHY”), or, if UHY is not available, a Third Party accountant mutually agreeable to the Parties.

“Initial Wells” means those 18 Scheduled Wells described in Exhibit D which have been Drilled by Conveyor prior to the Execution Date.

“Interests” means all existing fee and leasehold interests of Conveyor in the Butler County, Pennsylvania lands and Leases that are more particularly described on attached Exhibit A (as the same may be amended in connection with ArcLight’s option to participate in the Secondary Wells under Section 3.3), including, without limitation, the Working Interests and Net Revenue Interests that are specifically set forth on Exhibit A.

“IRR Payout Date” [REDACTED]*

“Knowledge” means, as to Conveyor, the actual knowledge of [REDACTED]* or their successors having the same title and/or management responsibilities, and, as to ArcLight, the actual knowledge of [REDACTED]* or their successors having the same title and/or management responsibilities.

“Laws” means all applicable statutes, writs, laws, rules, regulations, ordinances, orders, judgments, injunctions, awards, determinations or decrees of a Governmental Authority, in each case as in effect on and as interpreted on the Execution Date.

“Lease” (including the plural) means the oil and gas leases listed on attached Exhibit A and any extensions or renewals thereof.

“Market” or “Marketing” means the effort to attempt to sell and the act of selling Projected Production.

“MarkWest” means MarkWest Liberty Bluestone, L.L.C., a Delaware limited liability company, and its Affiliates.

“Material Affiliate Contract” means any contract or agreement that is either (a) between Conveyor and any of its Affiliates relating to exploration, development, or operation of the Assets and providing for aggregate payments for any [REDACTED]* period in excess of, or reasonably expected to be in excess of, [REDACTED]* or (b) by Conveyor that will be used both in connection with the exploration, development, or operation of the Assets and in connection with the exploration, development, or operation of hydrocarbon assets or properties owned by Conveyor or any of its Affiliates outside of the Assets.

“Material Contract” means (i) any Material Affiliate Contract; (ii) any Material Midstream Contract; and (iii) any contract other than a Material Affiliate Contract, a Material Midstream Contract, or a Drilling, Completion, or Equipping agreement that is entered into by Conveyor for the exploration, development, or operation of the Assets and providing for aggregate payments for any [REDACTED]* period in excess of, or reasonably expected to be in excess of, [REDACTED]*.

“Material Midstream Contract” means any Gathering, Processing, Fractionation, Transportation, or Marketing contract or agreement that either (a) would reasonably be expected to involve aggregate payments or receipts by the Parties in excess of [REDACTED]* (b) contains a noncompetition provision, area of mutual interest restriction, preferential purchase right, firm send or pay obligation, or dedication of properties that will be binding on another Party or any portion of such other Party’s Operating Agreement, (c) contains a term that extends for more than [REDACTED]* or (d) will be used both used in connection with Gathering, Processing, Fractionation, Transportation, and/or Marketing of production from the Assets or in connection with Gathering, Processing, Fractionation, Transporting and/or Marketing of production from hydrocarbon properties owned by a Party or any of its Affiliates outside of the Assets, in each case excepting any such contract or agreement that is terminable by the owners of the applicable hydrocarbon production without payment of a fee or other penalty on no more than thirty (30) days prior notice.  “Material Midstream Contract” includes, but is not limited to, those contracts listed in Schedule 5.3(e).

“Moraine East” means the area of Butler County, Pennsylvania that comprises the townships of Center, Clay, Oakland, and Concord.

“Net Revenue Interest” means the share of production applicable to a Working Interest after deducting a pro rata share of royalty, overriding royalty, production payment, net profits and like, non-cost bearing interests burdening such Working Interest.

“NGLs” means ethane, propane, butanes, and natural gasoline, and mixtures thereof that are present in gas.

“Operating Agreement” means any operating agreement governing the operation of any Scheduled Well or Secondary Well.

“Operator” means the operator under an applicable Operating Agreement, which for any such Operating Agreement entered into by the Parties pursuant to Section 4.1 shall initially be Conveyor.

“Participate” means ArcLight’s act of funding (i) Well Costs for any Scheduled Well or Secondary Well in exchange for an interest in and to such Well, and (ii) any other fees or costs payable by ArcLight under this Agreement or any Operating Agreement relating to the ArcLight Share in such Well.

“Permits” means all authorizations, licenses, permits or certificates issued by a Governmental Authority.

“Permitted Pledge” means the pledge, hypothecation or other voluntary encumbrance of a Party’s direct or indirect interest (including the securities of any of its Affiliates) in the Assets; provided that (i) each pledge, hypothecation or encumbrance of a Party’s direct interest in the Assets complies with this Agreement and the applicable Operating Agreement, and (ii) with respect to each pledge, hypothecation or other voluntary encumbrance, any Transfer in connection with a secured party’s exercise of remedies under such pledge, hypothecation or encumbrance is subject to the other Party’s rights under this Agreement and the applicable Operating Agreement.

“Person” means any person, entity, partnership, joint venture, limited liability company, corporation or other form of enterprise.

“Processing” (including in its various forms) means the separation of residue natural gas from NGLs or other components of produced natural gas, excluding water.

“Projected Production” means the anticipated future production from a Party’s Working Interest as estimated from time-to-time as mutually agreed-upon by the Parties, but if the Parties cannot agree, then as determined by the Independent Engineer.

“Projected Production of Natural Gas” means all Projected Production of natural gas from a Party’s Working Interest including but not limited to (i) natural gas resulting from ethane rejection, (ii) ethane volumes to be sold via the ATEX or the Mariner West pipeline and (iii) any other energy commodities that are to be sold at a price indexed to natural gas prices.

“ROI Payout Amount” means [REDACTED]* the following calculation on the computation date:

[REDACTED]*

“Scheduled Wells” means the thirty two (32) Wells set forth on Exhibit B (including any Substitute Wells with respect thereto).

“Secondary Wells” means the seventeen (17) Wells set forth on Exhibit C proposed by Conveyor to be Drilled in the Moraine East operating area in connection with the Development Plan for 2016 (including any Substitute Wells with respect thereto).

“Substitute Well” means any well required by this Agreement to be drilled in replacement of any Scheduled Well or Secondary Well pursuant to this Agreement.

“Taxes” means all income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer or withholding taxes or other governmental fees or charges imposed by any Governmental Authority, including any interest, penalties or additional amounts that may be imposed with respect thereto, and including any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, or as a transferee or successor or otherwise.

“Third Party” means any Person other than a Party or an Affiliate of a Party.

“Total Invested Capital” means the sum of all Well Costs paid by ArcLight for a Well Group, plus any net operating losses actually funded by ArcLight.

“Transfer” means any sale, assignment, conveyance, transfer or other disposition, voluntary or involuntary, by operation of Law (including by merger or other business combination transaction) or otherwise, and whether effected directly by a Party or indirectly by sale or other disposition of the equity interests of a Party; provided that a Party’s entry into a Permitted Pledge shall not constitute a Transfer and provided further that direct or indirect sales or other dispositions of equity interests of ArcLight shall not constitute a Transfer.  When used as a verb, the term “Transfer” shall have a correlative meaning.

“Transportation” (including in its various forms) means the movement of production by pipeline, rail, truck, barge or marine service, but excludes Gathering.

“Well” (including the plural) means any Scheduled Well(s) or Secondary Well(s) for the production of oil or gas Drilled or proposed to be Drilled on land covered by applicable Interests or on any land pooled or unitized with any such land, including, without limitation, (a) the Wellbore of such well, (b) all casing, tubing, flowlines, pipelines, machinery, equipment, Facilities, and other tangible personal property utilized in connection with or derived from the ownership and operation of such well, (c) all Permits, licenses, surface leases, easements, rights-of-way, data, records, information, and other intangible personal property utilized in connection with or derived from the ownership and operation of such well, and (d) all contracts to the extent applicable or utilized in connection with operating and producing such well and/or Gathering, Transporting, treating, Processing, and/or Marketing production therefrom.

“Wellbore” means the hole made by a Scheduled Well, Secondary Well (if any), or Substitute Well (if any), as the same may be deepened, extended, or plugged back pursuant to this Agreement or an Operating Agreement.

“Well Group” means, as applicable, the Well or combination of Wells listed in Exhibit B for Scheduled Wells or Exhibit C for Secondary Wells (in each case, as such Exhibits may be amended from time to time) upon which the IRR and the ROI calculation that triggers a reversion is based.

“Working Interest” means with respect to any Lease or any Scheduled Well or Secondary Well, the percentage or fractional interest in and to such Lease or such Scheduled Well or Secondary Well that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Lease or such Scheduled Well or Secondary Well, but without regard to the effect of any royalties, overriding royalties, production payments, net profit interests and other similar burdens upon, measured by, or payable out of production therefrom.

ARTICLE 2
PARTICIPATION AND CAPITAL COMMITMENT

2.1Participation and Capital Commitment for Scheduled Wells.

(a)ArcLight commits to Participate in and fund thirty five percent (35%) of Well Costs for the Scheduled Wells (the “ArcLight Portion”) in the manner set forth in this Article 2.  The total amount of the ArcLight Portion for any Scheduled Well shall be calculated based upon the applicable [REDACTED]*.

(b)“Well Costs” shall mean all expenses that are typically included on a Development AFE, including expenses to Drill, Complete and Equip the Well, and all  expenses relating to artificial lift and any other Facilities, equipment, and activities necessary to bring a Well to the point of first sale, plus overhead as provided in the applicable Operating Agreement and the reasonable value associated with the use of equipment and/or supplies owned or possessed by Conveyor as provided in the applicable Operating Agreement, subject to the following limitations:

(i)Unless otherwise indicated in Exhibit B, for purposes of calculating the ArcLight Portion, total Well Costs for any Scheduled Well that is located in (a) the Butler Core will equal [REDACTED]* and (b) the Moraine East operating area will equal [REDACTED]* (each of (a) and (b), as applicable, the [REDACTED]*.

(c)For each Scheduled Well (other than the Initial Wells), estimated Well Costs will be set forth on a Development AFE (in substantially the form attached as Exhibit E (the “Representative Development AFE”).  Actual Well Costs will be calculated by Conveyor, and may be more or less than the amount reflected in the Development AFE.  [REDACTED]*

(d)For each Scheduled Well, ArcLight shall pay the ArcLight Portion as follows:

(i)[REDACTED]* of the ArcLight Portion shall be due and payable to Conveyor upon Conveyor [REDACTED]* (the “First Installment”).  The First Installment shall be calculated based upon the amount of [REDACTED]*. Conveyor shall invoice ArcLight for the First Installment promptly upon [REDACTED]*, and ArcLight shall pay the First Installment within thirty (30) days of the invoice date.

(ii)The remaining [REDACTED]* of the ArcLight Portion (the “Final Installment”) shall be due and payable to Conveyor when the applicable Well [REDACTED]*. Promptly after these events have occurred, Conveyor shall invoice ArcLight for the Final Installment, and ArcLight shall pay the Final Installment within thirty (30) days of the invoice date.

(iii)In invoicing ArcLight for Well Costs pursuant to the foregoing, Conveyor shall issue a single invoice each calendar month to ArcLight reflective of each First Installment and each Final Installment that has become due during such month so as to create a single payment date on the part of ArcLight for all such amounts that is thirty (30) days from the date of such single invoice.

(e)Conveyor covenants and agrees to commence and Drill and Complete the Scheduled Wells in material compliance with the Development Plan.  If, for any reason, Conveyor is unable to Drill a Scheduled Well to total objective measured depth or to Complete such well in material conformity with the Development AFE for such well, including, without limitation, due to or because of geological conditions, mechanical difficulties, equipment failure or otherwise (a “Failed Scheduled Well”), then ArcLight may elect one of the following remedies: [REDACTED]*.  ArcLight shall make its election by written notice to Conveyor within [REDACTED]* following written notification to ArcLight from Conveyor [REDACTED]*, failing which ArcLight shall be deemed to have elected to proceed under subsection (ii) of this Section 2.1(e).  If ArcLight elects to proceed under subsection (i) in this Section 2.1(e), then the costs of any such Substitute Well shall be borne [REDACTED]*.  If ArcLight elects to proceed under subsection (ii) of this Section 2.1(e), [REDACTED]*.  Within not later than thirty (30) days following the Drilling of the last of the [REDACTED]* for that Operating Area, Conveyor shall provide ArcLight with a complete reconciliation of accounts between the Parties based upon [REDACTED]* as of the effective dates thereof.  ArcLight shall notify Conveyor of any objections to such reconciliation within [REDACTED]* of receipt thereof.  Any unresolved objections shall be addressed through the dispute resolution provisions of Section 10.3 and the net amount owing by either Party to the other, after excluding disputed sums, shall be immediately paid.  [REDACTED]*

(f)Within forty-five (45) days of the Completion of the Renick 5HM, Renick 3HS 1V, Renick 4H and Renick 2H Wells, as shown on Exhibit B (the “Renick Wells”), Conveyor shall perform flow back testing on at least [REDACTED]* of the Renick Wells for a period of at least three (3) days each.  ArcLight shall have the right to have an independent third party testing firm present during the testing period(s), and such firm shall be provided with all testing results.  If the testing reflects [REDACTED]* from the tested Renick Wells during the flow back testing period(s) of less than [REDACTED]*, then ArcLight shall have a one-time option to [REDACTED]*.  ArcLight shall exercise the option by delivering written notice to Conveyor within [REDACTED]* following written notification to ArcLight from Conveyor confirming the results of the flow back test and commencement of ArcLight’s option period, failing which ArcLight shall be deemed to have elected not to exercise its option under this Section 2.1(f).

(i)If ArcLight timely elects to exercise its option under Section 2.1(f), the ArcLight Share of all Wells in Moraine East, except the Renick Wells, shall be adjusted [REDACTED]*. Effective as of the date of ArcLight’s election to exercise its option under Section 2.1(f), ArcLight shall have [REDACTED]*.

(ii)In addition, if ArcLight timely elects to exercise its option under Section 2.1(f), Conveyor shall have a one-time option to [REDACTED]*.  Conveyor shall exercise the option by delivering written notice to ArcLight within [REDACTED]* following receipt of ArcLight’s written notice of election, failing which Conveyor shall be deemed to have elected not to exercise its option under this Section 2.1(f)(ii).  If Conveyor timely elects to exercise its option under this Section 2.1(f)(ii), then Conveyor shall include in the notice of election [REDACTED]*.  ArcLight shall pay the [REDACTED]* for any [REDACTED]* that is producing within thirty (30) days of receiving an invoice therefor.  For any [REDACTED]* that is not yet producing, then ArcLight shall pay the [REDACTED]* at the same time as it pays the Final Installment for such Well. The ArcLight Share of each [REDACTED]* shall be adjusted [REDACTED]*.

2.2Initial Well Costs.  On the Execution Date, ArcLight shall pay Conveyor the sum of Sixteen Million Six Hundred Eleven Thousand and Zero Dollars ($16,611,000) in exchange for Assignments by Conveyor of the ArcLight Share for each of the Initial Wells and all associated Interests necessary to produce oil, gas and other hydrocarbons from the Well.  Within thirty (30) days after the Execution Date, Conveyor shall reimburse ArcLight a sum equal to its proportionate share of the operating cash flows from each of the Initial Wells through the Execution Date.

2.3Payment of Well Costs.

(a)In the event that ArcLight fails to pay any of the ArcLight Portion of the Well Costs when due without legal justification (a “Payment Default”), then Conveyor shall provide written notice of such default to ArcLight (a “Default Notice”), and ArcLight shall thereafter have thirty (30) days to cure the Payment Default or to contest the existence or amount of the Payment Default under Section 10.3.

(b)In the event ArcLight fails to pay Conveyor the amount of the Payment Default or contest the Payment Default, in either case within thirty (30) days from the date of the Default Notice, then Conveyor shall be entitled to take any and all of the following actions: (i) exercise all remedies available to Conveyor under this Agreement and the applicable Operating Agreement; (ii) exercise all of the rights and remedies of a secured party under the Uniform Commercial Code with respect to the liens granted under this Agreement and the applicable Operating Agreement; (iii) elect to offset the amount of the Payment Default, plus interest accruing thereon, against the amounts owing or payable to ArcLight by Conveyor under this Agreement or any Operating Agreement applicable to the Wells in the Well Group for which a Payment Default is claimed; or (iv) [REDACTED]*.  So long as ArcLight remains in Payment Default under this Section 2.3(b) for more than thirty (30) calendar days following a Default Notice and is not contesting the existence or amount of the Payment Default under Section 10.3, ArcLight shall automatically not be entitled to:

(A)access any Records, data or information relating to the applicable Well and any operation conducted under the applicable Operating Agreement;

(B)[REDACTED]*;

(C)vote on any matter under the applicable Operating Agreement;

(D)attend any meeting of any kind under the applicable Operating Agreement;

(E)remove Conveyor, or its successor, as Operator under the applicable Operating Agreement; or

(F)receive that part of its Entitlement from the applicable Well Group that is proportionate in value to the amount of the Payment Default plus interest accruing thereon.

(c)In the event that ArcLight timely contests the Payment Default and the Parties are proceeding under the dispute resolution mechanism set forth in Section 10.3, then Conveyor shall not be entitled to exercise the rights set forth in Section 2.3(b) above; instead, the remedies available to the Parties will be as agreed to in connection with the dispute resolution proceedings or as finally determined pursuant to those proceedings.  So long as the dispute over the Payment Default continues ArcLight shall automatically not be entitled to:

(A)[REDACTED]*; or

(B)remove Conveyor, or its successor, as Operator under the applicable Operating Agreement.

ARTICLE 3
EARNED INTERESTS; OPTION TO PARTICIPATE; REVERSION

3.1Earned Interest.

(a)Upon the payment of the ArcLight Portion for any Scheduled Well, and any Secondary Well in which ArcLight Participates, ArcLight shall earn the ArcLight Share in and to such Well and in and to all Interests necessary to produce all oil, gas and other hydrocarbons from the Well.

(b)Subject to Article 2, each Party shall pay its respective share of the Well Costs and expenses of any Scheduled Well or Secondary Well in accordance with the applicable Operating Agreement.

3.2Assignments.

(a)For the Initial Wells, simultaneously with the execution and closing of this Agreement, and upon ArcLight’s payment of the Well Costs for the Initial Wells, Conveyor shall execute, acknowledge and deliver to ArcLight an assignment substantially in the form attached as Exhibit F (“Assignment”).

(b)For the Scheduled Wells (other than the Initial Wells) and any Secondary Wells, simultaneously with delivery by Conveyor to ArcLight of the invoice for the First Installment, Conveyor shall execute, acknowledge and deliver to ArcLight an Assignment.

(c)For all Wells, the Assignment will convey to ArcLight the ArcLight Share in and to the Well, in and to the Interests insofar as necessary to the right to produce oil, gas and other hydrocarbons and all associated substances from the Well, and in and to all oil, gas and other hydrocarbons produced from the Well.

3.3Option to Participate in Secondary Wells.  ArcLight shall have the option to elect to Participate for the ArcLight Share in [REDACTED]* of the Secondary Wells listed on Exhibit C under the terms and subject to the conditions in this Agreement.

(a)ArcLight may elect to Participate in the Secondary Wells by submitting a written notice of election to Conveyor covering all of the Secondary Wells listed on Exhibit C by no later than December 31, 2015.  If ArcLight does not submit a timely notice to elect, ArcLight shall be deemed not to have elected to Participate in the Secondary Wells, and this Agreement shall be terminated solely with respect to the Secondary Wells.

(b)If ArcLight elects to Participate in the Secondary Wells, then ArcLight shall be obligated to Participate in and fund twenty percent (20%) of Well Costs for the Secondary Wells (which, for the Secondary Wells will become the “ArcLight Portion”) in the same manner as set forth in Article 2 of this Agreement for Scheduled Wells except that:

(i)the applicable [REDACTED]* for each of the Secondary Wells shall be mutually agreed upon between the Parties and specifically set forth for each Secondary Well in an amendment to Exhibit C, which amendment shall be proposed to ArcLight by Conveyor no later than [REDACTED]* and must be agreed to between the Parties no later than [REDACTED]*.  If the Parties cannot agree on [REDACTED]* for each of the Secondary Wells, then (A) [REDACTED]* (B) for purposes of calculating the First Installment and the Final Installment, such amounts shall be based upon the estimates in the Development AFE and shall be finally reconciled by Conveyor after all Well Costs are paid to reflect the actual amount of Well Costs for the applicable Secondary Well.  If amounts are due to either Party in connection with the reconciliation, such Party shall pay the amount due within thirty (30) days of the date of final reconciliation.

3.4Reversion.

(a)With respect to each Well Group, following Drilling and Completion of all Wells in the Well Group, effective as of the first day of the first calendar month following the later of (i) the IRR Payout Date or (ii) the date on which the ROI Payout Amount is at least [REDACTED]* (each such later date, the “Payout”), the following interest shall revert, and ArcLight shall convey to Conveyor to evidence such reversion, fifty percent (50%) of the ArcLight Share in and to the Well Group  (the “Reversion”), free and clear of all liens and encumbrances created by, through or under ArcLight, including, without limitation, Permitted Pledges, but excluding Permitted Encumbrances.

(b)Upon attainment of Payout of each Well Group, Conveyor shall give written notice to ArcLight of such Payout and the date on which such Payout was satisfied (the “Payout Notice”) and shall provide ArcLight a proposed assignment (in substantially the form attached as Exhibit G) necessary to re-convey to Conveyor fifty percent (50%) of the ArcLight Share in and to the Wells in such Well Group (the “Reversion Assignment”).  Within [REDACTED]* following receipt of the Payout Notice and applicable Reversion Assignment, ArcLight shall execute and deliver the Reversion Assignment to Conveyor, together with any revised Operating Agreement or other documents reasonably required by Conveyor to reflect the Reversion; provided, that to the extent ArcLight disputes such Payout which is the subject of the Payout Notice delivered by Conveyor, ArcLight shall provide Conveyor or Operator, as applicable, notice of its dispute within said [REDACTED]*.  Any such dispute shall be submitted to the Independent Accountant to determine whether the Payout has occurred.  If the Independent Accountant determines that Payout has occurred, the aforementioned Reversion Assignment and other documents shall be executed by ArcLight and delivered to Conveyor within [REDACTED]* of such determination.

(c)The Parties agree that certain lease operating expenses, insurance costs, Gathering, Processing, Fractionation, Marketing and Transportation charges, production, severance, ad valorem, property and similar taxes, in each case, that are attributable to ArcLight’s Working Interest in the Wells on or before the date that Payout occurs, may have accrued prior to the Payout date, but may not have been taken into account in the calculation of the Payout.  To the extent any such costs or expenses are paid by ArcLight following the date that Payout occurs (such amounts, the “Pre-Payout Costs”), Conveyor shall, within [REDACTED]* of ArcLight’s written request, remit to ArcLight one-half of such Pre-Payout Costs to reflect its post-Reversion proportionate interest in the Wells of the applicable Well Group.

(d)The Parties agree that certain production proceeds from the sale of oil, gas and NGLs that are attributable to ArcLight’s Working Interest in the Wells that ArcLight is required to convey to Conveyor upon Payout under Section 3.4(a) may be paid to ArcLight following the date that Payout occurs (such amounts, the “Pre-Payout Revenues”).  In the event ArcLight is paid by Conveyor any such Pre-Payout Revenues following the date that Payout occurs, ArcLight shall, within [REDACTED]* of Conveyor’s written request, remit to Conveyor one-half of such Pre-Payout Revenues to reflect its post-Reversion proportionate interest in the Wells of the applicable Well Group.

(e)ArcLight shall promptly assist Conveyor in calculating the estimated revenues and costs and expenses for each Well Group upon Conveyor’s request.

ARTICLE 4
OPERATIONS; MARKETING

4.1Operating Agreement.

(a)Concurrently with delivery by Conveyor to ArcLight of an executed Assignment of any Scheduled Well or Secondary Well, the Parties shall enter into an Operating Agreement, in the form attached hereto as Exhibit H, for each such Well, as applicable.

(b)During the Development Term of this Agreement, ArcLight agrees to (and agrees to cause its Affiliates to) vote for and otherwise take all actions reasonably available to it (without material cost or expense) under the Operating Agreement or any applicable Third Party Operating Agreement to designate Operator as the “Operator” thereunder, unless Conveyor (i) has previously been removed or resigned as Operator under any Operating Agreement, (ii) becomes insolvent, bankrupt or is placed in receivership or (iii) is in breach of any material obligation under this Agreement where Conveyor has not (A) cured such breach within thirty (30) days of receiving written notice of such breach from ArcLight (or within such longer period as provided elsewhere in this Agreement) or (B) if the nature of the material breach is such that it cannot reasonably be cured within thirty days, promptly begin to cure or contest such breach within such thirty (30)-day period (or within such longer period as expressly provided elsewhere in this Agreement) and thereafter continued in good faith and with due diligence to cure or contest said breach.

(c)Operator may be removed as “Operator” under an Operating Agreement only for Good Cause. As used herein, “Good Cause” shall exist:

(i)[REDACTED]*

(ii)if Operator has engaged in fraud, willful misconduct or gross negligence in the performance of its duties with respect to this Agreement or any Operating Agreement.

If ArcLight elects to remove Operator for Good Cause under this Section 4.1(c), then Operator (and any successor transferee of Operator) must resign as Operator under the applicable Operating Agreement(s) and shall take all actions available to it under such Operating Agreement(s) to designate ArcLight’s designee as the “Operator” thereunder.

(d)The Parties recognize that Conveyor has previously entered into that certain joint operating agreement dated September 1, 2010, between Conveyor, as Operator, and Summit Discovery Resources II, LLC, as Non-Operator, covering and affecting certain of the Interests (as amended, the “Summit JOA”), and providing, for among other things, establishment of a tax partnership among those parties with respect to the rights covered thereby (the “Rex-Sumitomo Tax Partnership”).  [REDACTED]*  Any provisions hereof to the contrary notwithstanding, each Operating Agreement shall, as between Conveyor and ArcLight, govern all Operations on the applicable Well, but, to the extent such Well is also covered by the Summit JOA, then while the Summit JOA remains in effect as to such Well, any irreconcilable conflicts between the applicable Operating Agreement and the Summit JOA shall be resolved in favor of the latter to the extent of such conflict.

4.2Conflict Between Agreements.  As between the Parties, the applicable Operating Agreement, in conjunction with and subject to the terms of this Agreement and any Assignment executed pursuant to this Agreement, shall govern all Operations in the affected Scheduled Wells and Secondary Wells.  In the event of any conflict or inconsistency between the terms of this Agreement and the applicable Operating Agreement, as between the Parties, this Agreement shall prevail to the extent of such conflict or inconsistency.  In the event any portion of the Interests upon which a Scheduled Well or Secondary Well has been Drilled or unitized with is or becomes governed by a Third Party Operating Agreement, the terms of that Third Party Operating Agreement shall control as between each applicable Third Party and the Parties.

4.3Payment of Burdens.  If either of the Parties creates additional burdens on any part of the Scheduled Wells, or Secondary Wells (including royalties, overriding royalties, net profits interests or other similar burdens on productions (collectively, “Production Burdens”)), then the Party creating such additional Production Burden shall be solely responsible for and shall pay such additional Production Burden.

4.4Access to Information.  Conveyor agrees to provide ArcLight with access to information related to the operations of the Scheduled Wells or the Secondary Wells (the “Operations”).  The initial contact for Conveyor on any Operations issue shall be Michael Endler, Vice President and Appalachia Regional Manager, 724.814.3253 or mendler@rexenergycorp.com.  The initial contacts for ArcLight on any Operations issue shall be Mike Christopher, mchristopher@arclightcapital.com, and George Yong, gyong@arclightcapital.com.  The Parties may change such initial contact persons by written notice to the other identifying the new contact person(s).

4.5Development Plan.  Conveyor will consult with ArcLight regarding any proposed material changes to the Development Plan and will submit requests for material modification of that Development Plan to ArcLight as they are prepared by Operator, but no material modification of the Development Plan shall become effective as to or binding upon ArcLight without the written consent of ArcLight.

4.6Meetings.  During the Development Term [REDACTED]*,  Conveyor shall host meetings with ArcLight, whether in person or via conference call, [REDACTED]*] to review historical Drilling, Completion and performance results for the Wells, the [REDACTED]* as well as field development and exploration plans and land management activities pertinent to the Wells (collectively, the “Information”); it being understood that at least one of such meetings per year shall be held in person.  Thereafter, for as long as ArcLight owns any interest in any of the Wells and Conveyor or any of its Affiliates is the operator thereof, ArcLight shall have the right to request telephonic meetings with Conveyor to discuss the Information no more frequently than once per month.  Conveyor shall make itself available for such meetings at times that are mutually convenient for the Parties.

4.7Certain Reports.  Conveyor shall deliver or cause to be delivered or accessible to ArcLight the following reports not less than [REDACTED]*: (a) update on operations and Development Plan execution; (b) update on midstream and marketing operations; (c) production report for each Scheduled Well, Secondary Well, drilling pad, Well Group that sets forth the [REDACTED]* production results for each and in the aggregate from such Scheduled Well, Secondary Well, drilling pad, and Well Group, as applicable, during the immediately preceding production [REDACTED]*, net in all instances to the interest of ArcLight; (d) lease operating expense report for each Scheduled Well, Secondary Well, drilling pad, and Well Group and in the aggregate; and (e) [REDACTED]* income and cash flow statements with comparison to budget for each Scheduled Well, Secondary Well, drilling pad and Well Group and in the aggregate for all such categories (collectively, the [REDACTED]*).  In addition,, Conveyor shall deliver or cause to be delivered to ArcLight an annual budget for the following year reflecting Conveyor’s good faith projections with respect to the matters set forth in subsections (a) through (e) of this Section 4.7 for the following year on an annualized basis.  The annual budget shall be delivered to ArcLight within [REDACTED]* of its adoption by the Company, but no later than December 15 of each year (and draft budget no later than November 30 of each year) unless otherwise agreed by the Parties.  No later than April 30, 2015, Conveyor shall deliver or caused to be delivered to ArcLight the first of such annual budgets reflecting such projections for the remainder of calendar year 2015.

4.8Other Reports or Information Acquired by Conveyor.  To the extent permitted under Third Party agreements (with consent, if applicable), Conveyor shall deliver (a) Drilling, Completion, flowback, production, or similar reports that are generated daily within [REDACTED]* of receipt (or make arrangements to have such reports delivered directly to ArcLight by the Person preparing them), and (b) copies to ArcLight of any other information or report that Conveyor receives from a Third Party that could reasonably be considered material to the Assets, in each case within [REDACTED]* of receipt of such report or information Conveyor shall additionally notify ArcLight promptly, with full details of the particulars, upon becoming aware of or sending/receiving (a) any notice of any breach or default by any party under any of the Material Agreements, (b) any litigation involving or affecting the Wells or the Assets, and (c) any notice of alleged violation or non-compliance issued by applicable governmental authorities with respect to the Assets.

4.9Information Maintained By Conveyor.

(a)Conveyor shall maintain the following records, data and reports (the “Records”), as they are produced or compiled in relation to the Operations:

(i)copies of all logs and surveys;

(ii)daily Drilling, workover or similar operations reports;

(iii)copies of all plugging reports;

(iv)well tests, Completion and similar operations reports;

(v)engineering studies, development schedules and annual progress reports on development projects;

(vi)field and well performance reports, including reservoir studies and reserve estimates;

(vii)lists of all Persons purchasing hydrocarbons produced from the Scheduled Wells and Secondary Wells;

(viii)unaudited reports that set forth a statement of any lease operating expenses and Tax liabilities related to the Operations incurred during the preceding month;

(ix)all title documentation, title opinions, leases, contracts, Permits and authorizations;

(x)evidence of payment of any Persons performing operations;

(xi)all environmental information applicable to the Assets;

(xii)copies of all drill-stem tests and core analysis reports;

(xiii)plant statements and other oil and gas Marketing statements and reports; and

(xiv)such additional information related to the Scheduled Wells and the Secondary Wells that Conveyor reasonably deems to be necessary, including any information required to generate semi-annual reserve reports.

4.10Certain Matters Relating to Leases, Interests, and Working Interests.

(a)Conveyor shall be solely responsible for the payment of any or all delay rentals, shut-in or minimum royalty and any other lease renewal or maintenance payments and any other lease payments necessary to renew, maintain or extend the Interests and shall make a diligent effort to pay, promptly and timely, for and on behalf of the Parties, each delay rental, shut-in payment, minimum royalty and any other lease renewal or maintenance payment for such Interests; provided that Conveyor may determine, in its reasonable discretion as a reasonable and prudent operator, not to renew, maintain or extend any pertinent Interest.  [REDACTED]*

(b)For all other costs or expenses related to the Working Interests in the Wells (other than the Well Costs or any other costs specifically limited or capped or addressed otherwise in this Agreement), the Parties shall bear their proportionate share of all such costs (in the same proportion as they hold their then-applicable Working Interests) as provided in the applicable Operating Agreement.

4.11Third Party Rights.

(a)If any Interest on which a Scheduled Well or Secondary Well is Drilled or proposed to be Drilled is subject to any preferential purchase right, right of first refusal, right to consent to transfer or other similar right (a “Third Party Right”), then prior to delivery of any Assignment to ArcLight, Conveyor shall send to the holder of such Third Party Right a notice explaining such right and seeking a consent or waiver, as applicable, to the Assignment.  Prior to delivering the Assignment to ArcLight of any Well subject to any such Third Party Right, Conveyor shall obtain the express written waiver or consent (as applicable) of all such Third Party Rights with respect to the Assignment.  Notwithstanding the foregoing, if ArcLight is Participating in any Well subject to an unwaived Third Party Right, then (i) [REDACTED]* and (ii) Conveyor shall not be required to execute and deliver an Assignment for such Proposed Well until Conveyor obtains the applicable waiver.  If Conveyor is unable to obtain a waiver of such Third Party Right prior to or following commencement of Drilling operations, ArcLight and Conveyor shall cooperate in good faith to select an alternative location for drilling in lieu of and as a substitute for the originally planned Well.

(b)Not later than the date of the Assignment of a Well, Conveyor shall obtain recordable mortgage and lien and financing statement releases with respect to any indebtedness of Conveyor or any of its Affiliates that encumbers the ArcLight Share of the Well and related rights, as applicable.  Thereafter, Conveyor shall not encumber or attempt to encumber the ArcLight Share of such Well and related rights to or in favor of any third party.

[REDACTED]*

4.12Standard of Care.  Conveyor shall Drill, Complete and Equip the Wells as a reasonably prudent operator, in a good and workmanlike manner, with due diligence and reasonable dispatch, in accordance with good oilfield practice, and in compliance with Laws and the applicable Operating Agreement and in material compliance with the Development Plan, but in no event shall it have any liability as Operator to the other parties for losses sustained or liabilities incurred in connection with the conduct of Operations except as provided in such Operating Agreement.

4.13Gathering, Processing, Fractionation, Transportation, and Marketing.

(a)Schedule 4.13(a) sets forth certain existing Gathering, Processing, Fractionation, Transportation, or Marketing agreements, including the Material Midstream Contracts, that are held, in part or in whole, for the benefit of the Parties, and to which ArcLight’s production, the Projected Production, and Projected Production of Natural Gas are or will be subject (collectively, the “Existing Arrangements”).  Except as otherwise provided herein (including, without limitation, Conveyor’s rights immediately below to effectuate a Modification or Contract Transfer), Conveyor shall continue to hold the Existing Arrangements, including, without limitation, all Material Midstream Contracts, for the benefit of the Parties [REDACTED]* without the prior written consent of ArcLight.  Notwithstanding anything to the contrary in this Agreement, Conveyor shall have the right to amend, modify, supplement, replace, transfer or otherwise dispose of [REDACTED]* the Existing Arrangements (any of these, a “Modification” or “Contract Transfer”) to the extent necessary or desirable as determined by Conveyor in its reasonable discretion; provided, however, that (i) Conveyor shall promptly notify ArcLight of any such Modification or Contract Transfer; and (ii) ArcLight shall have the right to elect to (A) participate in such Modification or Contract Transfer, [REDACTED]*.  Conveyor shall promptly provide copies to ArcLight of any and all Modifications or Contract Transfers of the Existing Arrangements that [REDACTED]* and any other Material Midstream Contracts now or hereafter in effect.

(b)Gathering, Processing and Fractionation.  Subject to the provisions of this Section 4.13, Conveyor shall Gather, Process and Fractionate ArcLight’s Entitlement under the Material Midstream Contracts (as they may be amended, modified, supplemented, or replaced from time to time).

(i)Gathering and Processing.  ArcLight shall be charged [REDACTED]* for Gathering and Processing the ArcLight Entitlement (the “Processing Fee”), which fee, for purposes of clarity, [REDACTED]*.  To the extent that [REDACTED]* costs (on a per Mcf basis) for Gathering and Processing ArcLight’s Entitlement [REDACTED]* the Processing Fee, [REDACTED]*.  Conversely, if [REDACTED]* costs (on a per Mcf basis) for Gathering and Processing ArcLight’s Entitlement are [REDACTED]* the Processing Fee, then [REDACTED]*. Beginning [REDACTED]*, the Processing Fee shall be subject to adjustment on an annual basis in proportion to the percentage change, from the preceding year, in the CPI effective upon each January 1 and in each case shall reflect the percentage change in the CPI as it existed for the immediately preceding June from the CPI for the second immediately preceding June; provided that no percentage increase or decrease in any year shall ever be greater than [REDACTED]* and no adjustment pursuant to this provision shall ever reduce the Processing Fee to an amount less than [REDACTED]*.

(ii)Fractionation.  Conveyor shall cause ArcLight’s Entitlement to be Fractionated at the same price and on the same terms as are applicable to Conveyor’s Entitlement, and ArcLight shall be responsible for the payment of Fractionation costs in the same proportion as ArcLight’s Entitlement bears to the aggregate volume of gas attributable to ArcLight’s Entitlement plus Conveyor’s Entitlement plus any other of Conveyor’s Interests that is Fractionated in a given period.  Conveyor is expressly authorized by ArcLight to utilize the Existing Arrangements for the Fractionation of ArcLight’s Entitlement.

(c)Marketing and Transportation.  Subject to the provisions of this Section 4.13, Conveyor shall Transport and Market ArcLight’s Entitlement at the same price and on the same terms as are applicable to Conveyor’s Entitlement, including, without limitation, with respect to the following:

(i)Residue Natural Gas. ArcLight’s Entitlement of residue natural gas shall initially be Marketed and Transported by Conveyor utilizing Conveyor’s available Existing Arrangements with [REDACTED]* and [REDACTED]* or other purchasers, which arrangements provide for Marketing and Transportation of the residue natural gas and pricing based upon the [REDACTED]*.

(A)[REDACTED]*

(B)Notwithstanding any of the provisions in this Section 4.13(c)(i), the Parties acknowledge that system outages, maintenance, events of force majeure, and other events may curtail the availability of any Marketing or Transportation arrangement, and that, in the event of any such occurrence, Conveyor shall have the right to adjust the allocations for the Parties in its reasonable discretion for the duration of the occurrence.  Conveyor shall take commercially reasonable efforts to minimize any such disruptions within its control and shall notify ArcLight promptly of all such allocation changes. If the [REDACTED]* have become effective, then Conveyor shall take commercially reasonable efforts to restore the [REDACTED]* allocation as promptly as reasonably possible following resolution of any such occurrence or disruption.  If, despite taking commercially reasonable efforts, Conveyor is unable to restore the [REDACTED]* allocation, Conveyor shall consult with ArcLight and the Parties shall work together in good faith to establish a mutually acceptable allocation. Until a mutually agreed upon allocation is established, Conveyor shall continue to Market and Transport ArcLight’s Entitlement of natural gas under the then available arrangements, and ArcLight shall bear only its proportionate share of Transportation, Marketing, or other fees, costs, or charges permitted by this Agreement and required to be paid by Conveyor with respect to such contracts.

(ii)Ethane.  Schedule 4.13(c)(ii) sets forth certain of the Existing Arrangements to which each Party’s Entitlement of ethane will be subject (the “Ethane Contracts”).  Conveyor shall Transport and Market ArcLight’s Entitlement of ethane under the Ethane Contracts and each of Conveyor and ArcLight shall be responsible for its proportionate share of all fees, tariffs and other charges required to be paid by Conveyor with respect to the Ethane Contracts.

(iii)Escalator Caps.  For the avoidance of doubt, any escalation on Transportation or Marketing fees with respect to ArcLight’s Entitlement shall be subject to the applicable caps on escalation of fees set forth in the applicable Transportation and Marketing agreements.

(d)Take-in-kind Provisions.

(i)Upon no less than thirty (30) days advance written notice to Conveyor, ArcLight may elect to take all, or any portion, of its Entitlement in kind starting at 12:01 a.m. on the first day of the first calendar month in which production from a Well Group is scheduled to come on line.  Any such election shall remain in effect for one year, and thereafter shall remain in effect on a year-to-year basis, unless ArcLight elects to change its election effective as of the first day of the first calendar month of the following annual term following six months prior written notice to Conveyor.  Notwithstanding the foregoing, any ArcLight election to take all, or any portion, of its Entitlement in kind must include evidence, as reasonably determined to be adequate by Conveyor, that ArcLight has Transportation and Marketing services sufficient to enable the production, Transportation and Marketing of the portion of ArcLight’s Entitlement elected by ArcLight to be taken in kind; and (y) Conveyor may reject any election by ArcLight to take all, or any portion, of its Entitlement in kind if Conveyor, in its reasonable discretion, determines that ArcLight’s evidence is insufficient or untimely submitted.  Notwithstanding anything to the contrary in this Section 4.13, ArcLight shall have no right to take in kind any portion of its Entitlement that is subject to, dedicated under, or committed under the Existing Arrangements or the Ethane Contracts while such Entitlement remains so dedicated or committed, but Conveyor shall ensure that all future Gathering, Processing, Fractionation, Transportation, or Marketing agreements covering any portion of ArcLight’s Share of production recognize and are made subject to ArcLight’s rights to take in kind under this Section 4.13.

(ii)Additionally, in the event that Conveyor, its successors or assigns shall file a petition for relief from creditors, shall be adjudicated bankrupt, or shall be placed in receivership under any federal or state bankruptcy, insolvency, moratorium, reorganization or similar Laws now or hereafter in effect, or in the event that Conveyor is in material breach of this Agreement or any Operating Agreement and fails to cure such breach as provided in Section 10.2 of this Agreement, ArcLight shall have the unqualified right and shall automatically be deemed to have elected to take all of its Entitlement in kind, commencing as of 12:01 a.m. of the date upon which such triggering event occurs and continuing unless and until ArcLight may elect in writing to resume disposing of its Entitlement pursuant to the Existing Arrangements or other then applicable contracts, all without right of rejection of any kind on the part of Conveyor.

(iii)If ArcLight properly elects or is deemed to have elected to take all, or any portion, of its Entitlement in kind, then, (A) to the extent necessary, ArcLight and Conveyor shall timely negotiate and agree on gas balancing and liquids lifting agreements prior to commencing take in kind operations; (B) ArcLight shall be responsible for paying all royalties, severance taxes, production payments, fees, costs, or other encumbrances due on the portion of ArcLight’s Entitlement taken in kind and Conveyor shall not be responsible for any costs associated with ArcLight’s election to take such portion of its Entitlement in kind; and (C) while the election is in effect, Conveyor shall have no further obligations under this Agreement or any Operating Agreement to Gather, Process, Fractionate, Transport or Market that portion of ArcLight’s Entitlement that ArcLight has elected to take in kind.

(e)Fees.  Conveyor [REDACTED]*.  To the extent Conveyor holds any Fractionation, Transportation, or Marketing contracts or agreements for the benefit of ArcLight (including, as applicable, the Existing Arrangements and Ethane Contracts), ArcLight shall be responsible for, and shall pay in accordance with the payment procedures under this Agreement, its proportionate share consistent with its Entitlement of all Transportation, Marketing, and commodity fees, tariffs, fuel fees, costs, and other charges required to be paid by Conveyor with respect to such contracts, including, but not limited to, for actions or elections made by Conveyor, or by Conveyor as agent for ArcLight subject to the following limitation:

(i)Notwithstanding anything to the contrary in this Agreement or any Operating Agreement, [REDACTED]*.

(f)Title.  Title to ArcLight’s Entitlement will remain in ArcLight until such time as title to such production is required to be transferred to Conveyor or to the purchasing counterparty under the terms of the applicable Gathering, Processing, Fractionation, Transportation, or Marketing contracts, including, but not limited to, the Material Midstream Contracts and Existing Arrangements.

(g)Administration and General Provisions.

(i)Agency; Cooperation Further Assurances. Subject to all of the terms and conditions of this Agreement, ArcLight hereby specially appoints Conveyor to act, for the limited purposes set forth in this Section 4.13(g), as its agent, as necessary or required, under any current or future Gathering, Processing, Fractionation, Transportation, or Marketing agreements (including, but not limited to, the Material Midstream Contracts and Existing Arrangements) that are held, in part or in whole, for the benefit of the Parties.  As requested by Conveyor from time to time, ArcLight will reasonably cooperate and coordinate with Conveyor in order to permit Conveyor to conduct Gathering, Processing, Fractionation, Transportation, and Marketing activities with respect to ArcLight’s Entitlement. Upon Conveyor’s request, and to enable Conveyor to fulfill its obligations to ArcLight under this Agreement and Conveyor’s obligations under the Existing Arrangements,  ArcLight agrees to enter into any agreements, consents, assignments, verifications, and/or ratifications with Third Parties to such agreements, as applicable, and as necessary with Conveyor or its Affiliates, to effectuate ArcLight’s appointment of Conveyor to act as ArcLight’s agent under such agreements and to effectuate ArcLight’s assumption of rights and obligations under any of them, including, but not limited to, Conveyor’s or its Affiliates’ guarantor obligations, if any, under any of them; provided, however, until such agreements, consents, assignments, verifications, and/or ratifications are entered into, the Existing Arrangements shall be deemed to be held, in whole or in part, for the benefit of the Parties.  All powers of attorney granted by ArcLight pursuant to this Section 4.13 shall be terminable at the sole discretion of ArcLight upon (A) any breach of this Agreement or any Operating Agreement by Conveyor that remains unremedied for more than thirty (30) days following written notice thereof from ArcLight to Conveyor, (B) thirty (30) days’ written notice from ArcLight at any time following the expiration of the Development Term or (C) immediately upon written notice from ArcLight in the event that this Agreement is terminated, ArcLight ceases to own any interest in any of the Wells or Conveyor becomes insolvent, bankrupt or is placed in receivership.

(ii)Administration.  If Conveyor is conducting Gathering, Processing, Fractionation, Transportation, or Marketing activities under this Section 4.13 on behalf of ArcLight, then Conveyor shall also be responsible for providing any accounts receivable, collection, revenue accounting, system balancing, and other back office services necessary to conduct such activities.

(iii)Net Proceeds.  All net proceeds (including after deducting any applicable royalties) from ArcLight’s Entitlement received by Conveyor shall be held for the account of ArcLight and delivered by Conveyor no later than the thirtieth (30th) day of the calendar month following receipt thereof by Conveyor to an account designated by ArcLight.

(iv)Reports and Statements. If Conveyor is conducting Gathering, Processing, Fractionation, Transportation, or Marketing activities under this Section 4.13 on behalf of ArcLight, then Conveyor shall provide to ArcLight reports and information prepared in the ordinary course of business by Conveyor (as such reports and information are produced or compiled) relating to the production being Gathered, Processed, Fractionated, Transported, or Marketed hereunder on behalf of ArcLight as ArcLight may reasonably request.

(v)Assignment of Contract Rights.  In the event that Conveyor, its successors or assigns, shall file a petition for relief from creditors, shall be adjudicated bankrupt, or shall be placed in receivership under any federal or state bankruptcy, insolvency, moratorium, reorganization or similar Laws now or hereafter in effect, then, upon written request by ArcLight, Conveyor will immediately undertake all commercially reasonable efforts necessary to procure any requisite consents of third parties to assign to ArcLight, and, to the extent such consents are received, to assign to ArcLight, by assignment reasonably acceptable to ArcLight, the ArcLight Share of all current and future Gathering, Processing, Fractionation, Transportation, or Marketing agreements binding upon ArcLight’s Entitlement.

(vi)Obligations Upon Reversion or Transfer by ArcLight.  In the event of any Reversion under this Agreement, ArcLight shall without reservation, as determined by Conveyor in its reasonable discretion,  release, convey, or otherwise transfer

ArcLight’s rights to any Gathering, Processing, Fractionation, Transportation, and Marketing capacity and contracts to Conveyor, as determined by Conveyor in its reasonable discretion to be required by Conveyor, associated with the conveyed or transferred ArcLight interests, or portion thereof, that are the subject of any Reversion.  ArcLight agrees to enter into any releases, agreements, consents, assignments, or other documents with Third Parties and/or Conveyor to effectuate the purposes of this section.  ArcLight shall remain responsible for any and all fees, and other charges (including imbalances) permitted under this Agreement and incurred under the referenced capacity or contracts prior to the effective date of their release, conveyance, or other transfer to Conveyor.

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND AGREEMENTS

5.1Representations and Warranties.  Except as otherwise specifically disclosed in writing to the other Party by appropriate supplement prior to the applicable date, as of the Execution Date and as of the date of each Assignment with respect to any Well, Conveyor hereby represents and warrants, and where applicable covenants, to ArcLight; and ArcLight hereby represents and warrants, and where applicable covenants, to Conveyor the following:

(a)Organization.  Such Party is duly organized, validly existing and in good standing under the Laws of the State of its incorporation or formation, and is qualified to do business and is in good standing in the Commonwealth of Pennsylvania and in every other jurisdiction where the failure to so qualify would have a material adverse effect on its ability to execute, deliver and perform this Agreement and the other agreements contemplated herein.

(b)Authority; Binding Effect.

(i)Such Party has all requisite power and authority to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby.

(ii)Such Party has taken (or caused to be taken) all acts and other proceedings required to be taken by it to authorize the execution, delivery and performance by such Party of this Agreement and the other agreements contemplated herein.  This Agreement has been duly executed and delivered by such Party and constitutes its valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and by principles of equity, whether considered in a proceeding at Law or in equity.

(c)Non-contravention.  The execution, delivery and performance of this Agreement by such Party does not and will not (i) conflict with, or result in, any violation of or constitute a breach or default (with notice or lapse of time, or both) under (A) any provision of its organizational documents, or (B) any Law applicable to such Party, or (ii) require the submission of any notice, report, consent or other filing with or from any Governmental Authority or Third Parties, other than such consents as are customarily obtained after assignment of wells in the Commonwealth of Pennsylvania.

(d)Litigation.  There are no actions, suits or proceedings pending or, to such Party’s Knowledge, threatened against it which if decided unfavorably to such Party could have a material adverse effect on the ability of such Party to execute, deliver or perform this Agreement or could materially affect its title to, or ownership or operation of any Well.

(e)Liability for Brokers’ Fees.  Such Party has not incurred any obligation or liability, contingent or otherwise, for any fee payable to a broker or finder with respect to the matters provided for in this Agreement which could be attributable or charged to such Party.

(f)Credit Default.  At the time of each Assignment with respect to a Scheduled Well or a Secondary Well included in such Assignment, such Party shall not then be in default, and there will be no facts or circumstances reasonably likely to give rise to a future default, under any of its credit agreements or facilities.

(g)Solvency.  Such Party is solvent and: (i) is able to pay its debts as they become due;  (ii) owns property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) has adequate capital to carry on its business.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of such Party.  In connection with the transactions contemplated hereby, such Party has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

(h)Survival.  The foregoing representations and warranties contained in this Section 5.1 shall survive the execution of this Agreement, the execution and delivery of any Assignment, and the expiration of the Development Term for the full duration of all statutes of limitations applicable thereto, unless a Party shall assert its Claims with respect thereto in the manner provided herein within such survival period, in which event the applicable representations and warranties shall survive until all such Claims are fully and finally resolved in accordance with this Agreement.

5.2Representations and Warranties of ArcLight.  As of the Execution Date, and as of each time Conveyor executes an Assignment to ArcLight pursuant to this Agreement (except as then disclosed by written supplement delivered to Conveyor), ArcLight hereby represents and warrants to Conveyor the following:

(a)[Intentionally Omitted].

(b)Financial Ability.  ArcLight has such knowledge and experience in financial and business matters, and in oil and gas exploration projects of the type contemplated in and by this Agreement that it is capable of evaluating the merits and risks of its investment hereunder, and ArcLight is not in need of the protection afforded investors by the applicable securities Laws.  In addition, ArcLight is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated by the Securities Act of 1933, as amended.

(c)Liquidity.  ArcLight has presently or will at the time of each Assignment contemplated in this Agreement have, sufficient immediately available funds, in cash or available borrowing capacity, to pay its proportionate share of Well Costs for the Well covered by such Assignment.

(d)Survival.  The foregoing representations and warranties contained in this Section 5.2 shall survive the execution of this Agreement and the execution and delivery of any Assignment but shall terminate upon the date that is one (1) year from the expiration of the Development Term, unless Conveyor shall assert its Claims with respect thereto in the manner provided herein within such survival period, in which event the applicable representations and warranties shall survive until all such Claims are fully and finally resolved in accordance with this Agreement.

5.3Representations, Warranties and Covenants of Conveyor.  As of the Execution Date and as of each time Conveyor executes an Assignment to ArcLight pursuant to this Agreement, Conveyor hereby represents and warrants and, where applicable, covenants to ArcLight the following:

(a)Status.  Conveyor is not a “foreign person” within the meaning of the Code §1445.  Conveyor will furnish to ArcLight an affidavit that satisfies the requirements of Code §1445(b)(2) contemporaneously with its execution and delivery of each Assignment.

(b)Title Sufficiency.  Conveyor has, or will have at the time of the pertinent Assignment, good and Defensible Title to the Wells and the Interests, free and clear of liens, claims, and encumbrances other than Permitted Encumbrances.  The term “Defensible Title” shall mean such title held by Conveyor that (a) obligates Conveyor to bear no greater share of the expenses of Drilling and Completing and operating the Well upon the applicable Interests than the working interest (WI) share set forth for such Well on Exhibit B for Scheduled Wells, and on the Exhibit A that will be attached to and made a part of the pertinent Assignment for Secondary Wells, (b) entitles Conveyor to receive not less than the net revenue interest (NRI) in production from the applicable Well that is set forth on Exhibit B for Scheduled Wells, and on the Exhibit A that will be attached to and made a part of the pertinent Assignment for Secondary Wells, and (c) is free from reasonable doubt to the end that a prudent purchaser engaged in the business of acquisition and exploration of undeveloped oil and gas and leases and ownership, development, and operation of producing oil and gas properties in the area of the Assets would be willing to accept such Interests.  Prior to spudding a Well, Conveyor shall have obtained (i) the mortgage and lien releases that must be obtained in accordance with Section 4.11(b), and (ii) the waiver of all preferential purchase rights and all consents to assignment that must be obtained from Third Parties in accordance with Section 4.11(a).

(c)Interests.  All Interests related to any Scheduled Well, and to Conveyor’s knowledge, all Interests related to any Secondary Well are and will be in full force and effect, subject to the Permitted Encumbrances. “Permitted Encumbrances” shall mean any of the following:

(i)All rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of oil and gas leases or interests therein if they are routinely obtained subsequent to the sale or conveyance.

(ii)Required Third Party consents to assignment, preferential purchase rights, and similar agreements where such waivers or consents are obtained from the appropriate parties, or the appropriate time period for asserting any such right has expired without an exercise of the right, and such right has terminated.

(iii)Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, tax, and other similar liens or charges arising in the ordinary course of business for obligations that are not yet due and payable or that will be paid and discharged in the ordinary course of business or if delinquent, that are being contested in good faith by appropriate action of which ArcLight is notified in writing upon execution of this Agreement or, if such liens or charges arise thereafter, prior to the date of Assignment.

(iv)Easements, rights-of-way, servitudes, Permits, surface leases and other rights in respect of surface operations or any restrictions on access thereto that do not materially interfere with the oil and gas operations to be conducted on any Lease pursuant to this Agreement.

(v)Conventional rights of reassignment prior to release or surrender requiring notice to the holders of the rights, so long as no party has a right to exercise such right prior to the date of Assignment.

(vi)All rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner, and all applicable Laws.

(vii)Liens arising under this Agreement, operating agreements (including an Operating Agreement entered into hereunder), unitization and pooling agreements, and production sales contracts securing amounts not yet due, or, if due, being contested in good faith in the ordinary course of business.

(viii)All applicable Laws.

(ix)Inchoate liens for taxes not yet due.

(x)Any mortgages or liens which shall be released in accordance with Section 4.11(b).

(xi)Any other condition ArcLight may have expressly waived in writing.

(d)Consents of Governmental Authorities.  Prior to spudding a Well, Conveyor will have obtained all consents, approvals, certificates, licenses, Permits and other authorizations of the necessary Governmental Authorities required for any Party to own, develop, operate or maintain any Assets in so far as they pertain to such Well, as applicable.

(e)Material Contracts.  Schedule 5.3(e) contains a true and complete listing of all Material Contracts as of the Execution Date.  All Material Contracts are in full force and effect. Conveyor is not in default in any material respect under any Material Contract and no written notice of alleged default has been received by Conveyor under any Material Contract. To Conveyor’s knowledge, no other party to a Material Contract is in default thereunder in any material respect.  There exists no condition or event that, with or without notice or lapse of time or both, would constitute a material default under any Material Contract by Conveyor or, to Conveyor’s Knowledge, any other party thereto.

(f)Payments.  All payments (including, without limitation, all rentals, royalties, delay rentals, shut-in royalties and valid calls for payment or prepayment under Operating Agreements) owing under any Lease or other agreement relating to Leases or Interests upon which any Well has been or is proposed to be Drilled have been and are being made by Conveyor in accordance with the terms of the applicable Lease or agreement, and Conveyor is not in default in any material respect of any obligation under any material Lease or Interest agreement.

(g)Asset Taxes.  Except as provided on Schedule 5.3(g):

(i)all ad valorem, property, severance, production, sales, use, excise, transfer, or other Taxes arising out of, based on or measured by the ownership or operation of the Assets or the production of hydrocarbons or the receipt of proceeds therefrom (“Asset Taxes”), which are due and payable by Conveyor or its Affiliates have been paid, or will be paid timely, or are currently being contested in good faith;

(ii)all Tax returns for Asset Taxes with respect to the Assets that are required to have been filed have been timely and properly filed and such returns are true, correct and complete in all material respects;

(iii)there is no claim, assessment, deficiency, or adjustment pending, asserted, proposed or threatened with respect to any Asset Taxes and no claim has ever been made by any authority in any jurisdiction where Conveyor does not file Tax returns alleging that Conveyor or any Affiliate of Conveyor may be subject to Asset Taxes in that jurisdiction; and

(iv)with respect to Asset Taxes, there is not in force any extension of time with respect to the due date for the filing of any Tax return or any waiver or agreement for any extension of time for the assessment or payment of any Asset Taxes and no request for any such waiver is pending.

(h)Tax Partnership.  Except as set forth in Schedule 5.3(h), none of the Assets assigned constitutes an equity interest in any corporation, partnership, limited liability company, or any other entity, and none of the Assets are subject to tax partnership reporting requirements for federal income tax purposes.

(i)Insurance Coverage.  Conveyor has procured and maintained in effect and will procure and maintain in effect insurance coverages in scope and amount not less than the coverages that may be required by Laws, any Governmental Authorities and any Operating Agreement by which the Assets are bound.

(j)Third Party Rights.  Schedule 5.3(j) sets forth all Third Party Rights burdening the Assets.

(k)[REDACTED]*

(l)Area of Mutual Interest and Other Agreements.  Except as to dedications or commitments already made by Conveyor as of the Execution Date as specifically set forth on Schedule 5.3(l), no Asset is subject to (or has related to it) any area of mutual interest agreements, except for those contained in this Agreement.  No Asset is subject to (or has related to it) any farm-out or farm-in agreement under which any party thereto is entitled to receive assignments not yet made, or could earn additional assignments after the date hereof.

(m)Compliance with Laws.

(i)The Initial Wells are currently and have been owned and operated in material compliance with all applicable Laws, including Applicable Environmental Laws;

(ii)Without in any way limiting the foregoing representations, to Conveyor’s Knowledge, the Interests operated by Conveyor upon which any Well has been or is proposed to be Drilled are not (i) in any material violation of (or subject to) any existing, pending or, threatened, judicial, administrative or arbitral proceeding or any investigation or inquiry by any Governmental Authority, or (ii) subject to any investigation, feasibility study, removal or remedial actions under any and all applicable Laws (including Applicable Environmental Laws).  To Conveyor’s Knowledge, there are no facts, circumstances or conditions relating to any of the Interests which could require any remediation, investigation, feasibility study, or removal or remedial actions, or which could result in any material costs or liabilities or material non-compliance with Applicable Environmental Laws (material shall mean, for the purposes of this Section 5.3(m)(ii) only, [REDACTED]*;

(iii)Conveyor undertook, at the times of its acquisitions of the Interests, all appropriate inquiry into the previous ownership and uses of the Interests upon which any Well has been or is proposed to be Drilled consistent with good commercial or customary practice, and Conveyor has taken all steps necessary to determine and has determined that no Hazardous Substances (as defined in the Applicable Environmental Laws) (i) have been disposed of or released on or onto such Interests, (ii) or, if generated on the Interests, have been disposed of offsite in violation of Applicable Environmental Laws or at any site listed or proposed for listing on the National Priority List (as such term is defined under CERCLA) or similar lists created pursuant to any state analog to CERCLA;

(iv)Without limitation of the foregoing, to Conveyor’s Knowledge, there are no leaking underground storage tanks which are or previously were in operation, surface impoundments, disposal pits or waste ponds or lagoons, or Hazardous Materials on, in or under such Interests;

(v)Conveyor has not received a written notice of any claim that an owner of any Asset is a potentially responsible party at any site included, or proposed for inclusion, on the National Priority List (as such term is defined under CERCLA) or similar lists created pursuant to any state analog to CERCLA.

(n)Payments for Production; Imbalances.  Conveyor is not obligated by virtue of a take-or-pay payment, advance payment, or other similar payment, to deliver hydrocarbons, or proceeds from the sale thereof, attributable to Conveyor’s interest in the Assets at some future time without receiving payment therefor at or after the time of delivery.  There are no production, transportation, plant, pipeline or other imbalances with respect to production from the Assets that constitute all or any portion of Conveyor’s share of ultimately recoverable reserves in any balancing area pursuant to any gas balancing agreement.

(o)Survival.  The foregoing representations and warranties contained in this Section 5.3 shall survive the execution of this Agreement and the execution and delivery of any Assignment but shall terminate upon the date that is one (1) year from the expiration of the Development Term, unless ArcLight shall assert its Claims with respect thereto in the manner provided herein within such survival period, in which event the applicable representations and warranties shall survive until all such Claims are fully and finally resolved in accordance with this Agreement.

5.4Compliance Matters.  Conveyor shall provide prompt written notice to ArcLight of any material Environmental Condition relating to or affecting the Assets.  For purposes of this Section 5.4, “Environmental Condition” means (a) an actual condition with respect to the air, soil, subsurface, surface waters, ground waters and/or sediments that causes any of the Assets not to be in compliance with Applicable Environmental Laws, or (b) the existence with respect to the Assets or their operation thereof of any environmental pollution, contamination, degradation, damage or injury caused by or related to any of the Assets for which remedial or corrective action is presently required (or if known, would be presently required) under Applicable Environmental Laws.  Conveyor shall at all times comply with all Laws, including without limitation all Applicable Environmental Laws, which compliance includes the possession of, and compliance with, all Permits, including any Permit related to air emissions, gas flaring and hydrogen sulfide management.

ARTICLE 6
[INTENTIONALLY OMITTED]

ARTICLE 7
INDEMNIFICATION

7.1Definitions.  The following definitions shall apply and are strictly limited to Article 7:

(a)“Losses” shall mean in the broadest sense any Damages, liabilities, fines, penalties, demands, liens, encumbrances, and losses of monetary value, real property, or physical property to any Person, and shall also be read to include any loss from the injury, illness, or death suffered by any Person.

(b)“Claims” shall mean causes of action of any kind, arbitration, mediation or any other method of dispute resolution.

(c)“Damages” shall be read to include direct damages, nominal damages, settlement payments, judgments, interest, arbitration awards, costs, and attorneys’ fees suffered by a Party or any Third Party, [REDACTED]*.

(d) “ArcLight Indemnified Parties” shall mean ArcLight, its Affiliates, and all of their respective stockholders, partners, members, managers, officers, employees, directors, agents and representatives.

(e)“Conveyor Indemnified Parties” shall mean Conveyor, its Affiliates, and all of their respective stockholders, partners, members, managers, officers, employees, directors, agents and representatives.

7.2 Indemnification of ArcLight Indemnified Parties.  Conveyor shall RELEASE, DEFEND, PROTECT, INDEMNIFY and HOLD HARMLESS ArcLight Indemnified Parties from and against any Losses and Claims with respect to (i) any grossly negligent acts or willful misconduct of Conveyor in fulfilling its obligations under this Agreement; (ii) Conveyor’s breach of any representation or warranty contained in this Agreement, provided that ArcLight shall have asserted its Claims with respect thereto during the period of survival of the applicable representation or warranty as provided herein; (iii) Conveyor’s breach of any covenant or agreement contained in this Agreement; (iv) any wells an interest in which is owned by Conveyor or Conveyor’s Affiliate or operated by Conveyor or Conveyor’s Affiliate on the Interests that are not Wells; and (v) any actions, suits or proceedings pending or, to Conveyor’s Knowledge, threatened, in writing, against Conveyor as of the Execution Date.  Notwithstanding anything to the contrary contained in this Agreement, this Section 7.2 shall be deemed to preclude the application of any common law doctrine of active/passive indemnity for ordinary negligence.

7.3Indemnification of Conveyor Indemnified Parties.  ArcLight shall RELEASE, DEFEND, PROTECT, INDEMNIFY and HOLD HARMLESS Conveyor Indemnified Parties from and against any Losses and Claims with respect to (i) any grossly negligent acts or willful misconduct of ArcLight in fulfilling its obligations under this Agreement; (ii) ArcLight’s breach of any representation or warranty under this Agreement, provided that Conveyor shall have asserted its Claims with respect thereto during the period of survival of the applicable representation or warranty as provided herein; (iii) ArcLight’s breach of any covenant or agreement contained in this Agreement; (iv) any wells owned by ArcLight, or in which ArcLight has an interest, that are not Wells; and (v) any actions, suits or proceedings pending or, to ArcLight’s Knowledge, threatened, in writing, against ArcLight as of the Execution Date.  Notwithstanding anything to the contrary contained in this Agreement, this Section 7.3 shall be deemed to preclude the application of any common law doctrine of active/passive indemnity for ordinary negligence.

7.4Indemnification Procedures. All claims for indemnification under Section 7.2 or Section 7.3 shall be asserted and resolved as follows:

(a)For purposes of this Section 7.4, the term “Indemnifying Party” means the party responsible for providing indemnification as set forth in Section 7.2 or Section 7.3, and the term “Indemnified Party” shall mean the party seeking indemnification as set forth in Section 7.2 or Section 7.3.

(b)An Indemnified Party must deliver a written demand to the Indemnifying Party  for indemnification pursuant to Article 7 that sets forth the specific details and specific basis under this Agreement, which the Indemnified Party believes entitles it to receive indemnification (the “Indemnification Demand”).  In the event that Indemnification Demand is based upon a claim by a Third Party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Indemnification Demand within seven (7) Business Days after the Indemnified Party acquires actual notice of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.4 shall not relieve the Indemnifying Party of its obligations under Section 7.2 or Section 7.3 (as applicable), except to the extent such failure results in insufficient time being available to permit the Indemnifying Party from effectively defending against the Third Party Claim or otherwise materially prejudices the Indemnifying Party’s ability to defend against the Third Party Claim.  In the event that the demand for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement in this Agreement, the Indemnification Demand shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.

(c)In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party whether it shall assume the defense of such Third Party Claim by no later than seven (7) Business Days from the date the Indemnified Party received notice of the Third Party Claim.  The Indemnified Party is authorized, prior to notice by the Indemnifying Party that it shall assume the defense of such Third Party Claim, at the expense of the Indemnifying Party, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d)If the Indemnifying Party shall have assumed the defense of the Third Party Claim, the Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof.  If requested by the Indemnifying Party, the Indemnified Party shall cooperate in contesting any Third Party Claim that the Indemnifying Party elects to contest.  The Indemnified Party may voluntarily participate in the defense of the Third Party Claim, but any such voluntary participation shall be at its own expense, and remains subject to the Indemnifying Party’s full control of, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.4(d); provided that the Indemnified Party shall not be required to bring any counterclaim or cross complaint against any Person.  An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto that does not include an unconditional release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).  If the Indemnifying Party does not assume the defense of the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel selected by the Indemnified Party.  Any settlement of the Third Party Claim by the Indemnified Party shall require the consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed), unless the settlement is solely for money damages and results in a final resolution.

(e)In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Indemnification Demand to (i) fulfill the obligations complained of therein, (ii) admit its liability for the obligations complained of therein, or (iii) dispute the obligations complained of therein.  If the Indemnifying Party does not notify the Indemnified Party within such thirty (30)-day period that it has fulfilled the obligations complained of or that it disputes the complaint, the Indemnifying Party shall be deemed responsible for compensating the Indemnified Party for the Loss or Claim made the subject of the Indemnification Demand.

(f)Any Losses or Claims which are the subject of a proper Indemnification Demand issuing prior to expiration of the survival period applicable to the representation, warranty, or covenant alleged to have been breached in such Indemnification Demand shall continue and survive until fully resolved pursuant to this Agreement.

7.5Operating Agreement. Notwithstanding anything to the contrary in this Agreement, any Losses or Claims with respect to any rights or obligations of the Parties arising under or related to an Operating Agreement after a Reversion with respect to the ArcLight Share of the Interests covered thereby shall be governed solely by the applicable Operating Agreement.  The indemnification provisions set forth in this Agreement shall apply only to Losses or Claims with respect to the rights and obligations of the Parties contained in this Agreement, and shall specifically exclude any Losses or Claims with respect to any rights or obligations of the

Parties arising under or related to any Operating Agreement after a Reversion with respect to the ArcLight Share of the Interests covered thereby.

ARTICLE 8
TRANSFER

8.1Transfer by Conveyor.

(a)[REDACTED]* and except as provided in Section 8.1(b) below, Conveyor may not Transfer all or any part of its right, title or interest in the Assets without ArcLight’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.  Any Transfer by Conveyor with the consent of ArcLight of all or any part of its right, title or interest in the Assets shall be subject to the following:

(i)Any transferee must agree in writing to be bound by the terms hereof and to assume the obligations of Conveyor under this Agreement.

(ii)Conveyor may not Transfer all of its rights and obligations under this Agreement except in connection with a corresponding Transfer of its right in the Assets subject to this Agreement.

(iii)A Transfer of all of Conveyor’s right, title and interest in the Assets shall relieve Conveyor of all of its obligations under this Agreement and under any applicable Operating Agreement that accrue after the date of such Transfer but, unless otherwise mutually agreed, shall not relieve Conveyor of any obligation under this Agreement or any applicable Operating Agreement that accrues prior to the date of such Transfer.

(b)Permitted Transfers.  Notwithstanding the restrictions on Transfer set forth in Section 8.1(a), Conveyor and/or its Affiliates may:

(i)Without ArcLight’s consent, Transfer a portion of its right, title, and interest in the Assets or its Working Interest, so long as Conveyor remains the “Operator” under the applicable Operating Agreement(s) and retains at least an undivided 20% Working Interest in the Assets.

(ii)Transfer all or an undivided portion of its right, title and interests in Conveyor’s share of the Assets or its Working Interest to any Affiliate of Conveyor or its Affiliates (provided such Affiliate will be bound by all the provisions hereof as if it was the original party hereto); provided that no such Transfer of such interests shall relieve such transferring Person of any of its or its Affiliates’ obligations under this Agreement or, unless specifically provided otherwise, any Operating Agreement (whether accruing prior to or after the date of such Transfer) and any Transfer by Conveyor or its Affiliate to an Affiliate of Conveyor or its Affiliates shall be deemed pursuant to and subject to this Section 8.1(b)(ii).

8.2Transfer by ArcLight.

(a)[REDACTED]* except as provided in Section 8.2(b), ArcLight may not directly or indirectly Transfer all or any part of its right, title or interest in any Well or the Interests applicable thereto or its rights and obligations under this Agreement to any Person without Conveyor’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.  Any Transfer by ArcLight of all or any part of its right, title or interest in the Assets shall be subject to the following:

(i)The transferee must be a responsible and reputable party capable of performing the terms and conditions of this Agreement and any applicable Operating Agreement.

(ii)Any of ArcLight’s right, title or interest in the Assets so Transferred shall remain subject to this Agreement and any applicable Operating Agreement.

(iii)The Transfer shall not relieve ArcLight of its obligations hereunder with respect to the interest not Transferred.

(iv)Any Transferee must assume in writing ArcLight’s future accruing obligations under this Agreement and the applicable Operating Agreement with respect to the interest so Transferred.

(b)Permitted Transfers.  Notwithstanding the restrictions on Transfer set forth in Section 8.2(a), ArcLight and/or its Affiliates may Transfer all or an undivided portion of its right, title and interests in ArcLight’s share of the Well or its Working Interest to any Affiliate of Conveyor or its Affiliates; provided, that the Transferee assumes in writing ArcLight’s obligations under this Agreement and the applicable Operating Agreement with respect to the interest so Transferred.

8.3[Intentionally Omitted]

8.4Sale. [REDACTED]*

ARTICLE 9
NOTICES

9.1Notices.  All notices and communications required or permitted under this Agreement shall be in writing and addressed as indicated below, and any communication or delivery hereunder shall be deemed to have been duly delivered upon the earliest of (a) actual receipt by the Party to be notified; (b) three (3) Business Days after deposit with the U.S. Postal Service, certified mail, postage prepaid, return receipt requested; (c) by Federal Express overnight delivery (or other reputable overnight delivery service), two (2) Business Days after deposited with such service; or (d) by email with a PDF of the notice or other communication attached (provided, however, that any such email is confirmed by one of the other methods of notice set forth in this provision).  Addresses for all such notices and communication shall be as follows:

To ArcLight:	AL Marcellus Holdings, LLC
c/o ArcLight Capital Partners, LLC
200 Clarendon St., 55th Floor
Boston, MA 02117
Attn: Christine M. Miller
Telephone: 617.531.6338
Email: cmiller@arclightcapital.com
With a copy to:	Kelly Hart & Hallman LLP
(which shall not	301 Congress, Suite 2000
constitute notice to ArcLight)	Austin, Texas 78701
Attn: William M. Kerr, Jr.
Telephone: 512-495-6421
Email: william.kerr@kellyhart.com
To Conveyor:	R.E. Gas Development, LLC
366 Walker Drive
State College, PA 16801
Attention: SVP Land and Business Development
Telephone: (814) 278 - 7279
Email: fshodges@rexenergycorp.com
With a Copy to:	R.E. Gas Development, LLC
366 Walker Drive
State College, PA 16801
Attention: Office of the General Counsel
Telephone: (814) 278 - 7113
Email: jmcdonough@rexenergycorp.com

Any Party may, upon written notice to the other Parties, change the address and Person to whom such communications are to be directed.

9.2Daily or Periodic Notices regarding the Assets or Operations.  With respect to any routine daily or periodic notices and communications required or permitted to be given pursuant to this Agreement, such notices and communications shall be sufficient in all respects if given delivered by email return receipt requested to the address specified for by the Parties for receipt of such notice.  Additionally, Conveyor shall deliver data concerning the Assets under Article 4 by email to: mchristopher@arclightcapital.com and gyong@arclightcapital.com.  Any notice given by email shall be deemed to have been given on the Business Day such email was sent, if sent during normal business hours, and on the Business Day following such email being sent, if sent at a time other than normal business hours.

ARTICLE 10
TERMINATION AND REMEDIES

10.1Term.

(a)The “Development Term” of this Agreement shall begin on the Execution Date and shall continue until the earliest to occur of:

(i)ArcLight has Participated in the Scheduled Wells, and, if applicable, the Secondary Wells;

(ii)ArcLight participates in a disposition under Section 8.4 that includes all of ArcLight’s interests in all of the Wells and the Interests applicable thereto;

(iii)the date upon which the last of the Scheduled Wells, and if applicable, the last of the Secondary Wells has been placed into sales;

(iv)election by ArcLight to end the Development Term, in its sole discretion, in the event that Operator (A) resigns or is removed as Operator under any Operating Agreement in violation of Section 4.1(b) (said election to be made pursuant to written notice from ArcLight to Conveyor within thirty (30) calendar days of written notification to ArcLight of such resignation or removal and such termination is effective at the beginning of the month following such notice) or (B) becomes insolvent, bankrupt or is placed in receivership;

(v)election by ArcLight to end the Development Term upon any Transfer by Conveyor of its entire right, title and interest in the Wells;

(vi)election by ArcLight to end the Development Term, in its sole discretion, in the event that Conveyor is in material breach of this Agreement or any Operating Agreement and Conveyor fails to cure such breach as provided in Section 10.2;

(vii)election by Conveyor to end the Development Term, in its sole discretion, in the event that ArcLight is in material breach of this Agreement or any Operating Agreement, which for purposes of this Section 10.1(a)(vii) only means a breach that results in aggregate exposure to Conveyor of [REDACTED]* and ArcLight fails to cure such breach as provided in Section 10.2;

(viii)the Development Term is ended by mutual, written agreement of the Parties.

(b)After the end of the Development, Term ArcLight shall have no further right or obligation to Participate in any Scheduled Wells or Secondary Wells.

(c)It is not the intent of the Parties hereto that any provisions in this Agreement violate any applicable Law regarding the rule against perpetuities, the suspension of the absolute power of alienation, or other rules regarding the vesting or duration of estates, and this Agreement shall be construed as not violating such rule to the extent the same can be so construed consistent with the intent of the parties.  In the event however that any provision of this Agreement is determined to violate such rule, then such provision shall nevertheless be effective for the maximum period (but not longer than the maximum period) permitted by such rule that will result in no violation.  To the extent the maximum period is permitted to be determined by reference to “lives in being,” the Parties agree that “lives in being” shall refer to lifetime of the last to die of the living lineal descendants of the late Joseph P. Kennedy, Sr. (father of the late President of the United States of America).

10.2Notice of Default; Remedies.  Except as otherwise specifically provided otherwise in this Agreement, if a Party is in breach of any of its obligations under this Agreement, the non-breaching Party shall notify the breaching Party of such failure in writing, and the breaching Party shall have thirty (30) calendar days following receipt of such notice to (i) cure such breach or (ii) if the nature of the breach is such that it cannot reasonably be cured within thirty days, promptly begin to cure or contest such breach within such thirty (30)-day period (or within such longer period as expressly provided elsewhere in this Agreement or the applicable Operating Agreement) and thereafter continued in good faith and with due diligence to cure or contest said breach.  In the event the breaching Party fails to timely remedy the breach, or to diligently commence to cure or contest the same, the non-breaching Party may exercise any of the remedies available to it under this Agreement.  ArcLight shall be entitled to receive contractual damages or specific performance for the failure of Conveyor to deliver any Assignment pursuant to the terms of Section 3.2 hereof.  Conveyor shall be entitled to receive contractual damages or specific performance for the failure of ArcLight to deliver any Assignment pursuant to the terms of Section 2.3 or Section 3.4.

10.3Disputes; Escalation.  The Parties agree to make a diligent, good faith attempt to resolve all disputes arising out of or in connection with this Agreement before either Party commences litigation with respect to the subject matter of any such dispute.  If the representatives of the Parties are unable to resolve a dispute within ten (10) calendar days after notice of the existence of the dispute from one Party to the other (the “Dispute Notice”), the Parties will schedule an in-person meeting between executive level representatives from both Parties who are authorized to resolve the dispute. If the Parties are unable to resolve the dispute within [REDACTED]* from the executive in-person meeting, then either Party may enforce its rights by non-jury litigation.

ARTICLE 11
MISCELLANEOUS

11.1Entire Agreement.  This Agreement, together with any agreements executed in connection herewith and the Exhibits and Schedules attached hereto, constitute the entire agreement between the Parties, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

11.2Amendments.  No supplement, amendment, alteration, modification, waiver or termination of this Agreement shall be binding unless executed in writing by both Parties.

11.3Waiver.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver, unless otherwise expressly provided.

11.4Applicable Law.  This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of the Commonwealth of pennsylvania, USA, without regard to principles of conflicts of law.

11.5Jury Waiver.  TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT AND THE RELATIONSHIP THAT IS BEING ESTABLISHED.  EACH PARTY ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF ANY OF THE OTHER PARTIES. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.  EACH PARTY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH PARTY HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH PARTY WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS.  EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.  THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTION CONTEMPLATED HEREBY.  IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

11.6Realty Transfer Taxes. The Parties do not believe any Pennsylvania realty transfer taxes will be payable in connection the transactions contemplated by this Agreement and agree to cooperate reasonably to facilitate any necessary filings for exemptions from any such taxes.  Nevertheless, to the extent any Pennsylvania realty transfer taxes may be payable in connection with any transfer of property rights from one Party to the other Party pursuant to this Agreement, the Parties agree to bear all such taxes equally.

11.7Expenses.  Except as specifically provided otherwise herein, the Parties agree that each will bear their own costs in connection with this Agreement and applicable operation agreement, including, but not limited to:  (a) all reasonable legal fees in connection with the preparation, negotiation, execution and delivery of this Agreement and any amendments executed in connection therewith; (b) all fees, charges or taxes for the recording or filing of the Assignments and any other instruments required under this Agreement; and (c) all reasonable out of pocket expenses in connection with the administration of this Agreement, including but not limited to, legal fees, professional advisory fees, search fees, 3rd party engineering fees, and title review and due diligence fees.

11.8Payments.

(a)All payments made or to be made under this Agreement to Conveyor shall be made by electronic transfer of immediately available funds to Conveyor, at the account set forth opposite Conveyor’s name on Schedule 11.8 or to another account specified by Conveyor to the Person making such payment at least two (2) Business Days prior to such payment.

(b)All payments made or to be made under this Agreement to ArcLight shall be made by electronic transfer of immediately available funds to each ArcLight, at the account set forth opposite such ArcLight’s name on Schedule 11.8 or to another account specified by such ArcLight to the Person making such payment at least two (2) Business Days prior to such payment.

11.9Limitation on Damages.  Each Party hereby expressly waives, releases and disclaims any and all rights to recover from any other Party any consequential, special, incidental, indirect, punitive or exemplary damages resulting from or arising out of this Agreement or any breach of or failure to perform under this Agreement.

11.10Relationship of Parties.  This Agreement is not intended to create, and shall not be construed to create, an association for profit, a trust, a joint venture, a mining partnership or other relationship of partnership, or entity of any kind between the Parties.

11.11Severability.  It is the intent of the Parties that the provisions contained in this Agreement shall be severable.  If any provisions of this Agreement, in whole or in part, are held invalid as a matter of Law, such holding shall not affect the other portions of this Agreement, and such portions that are not invalid shall be given effect without the invalid portion.

11.12Covenants Running with Lands.  This Agreement and the terms, conditions and covenants hereof shall be deemed to be covenants running with the lands, and a burden upon a Party’s interest in the Assets, for the benefit of Conveyor’s (with respect to the burden on ArcLight) or ArcLight’s (with respect to the burden on Conveyor) interest in the Wells.

11.13Survival.

(a)Except as otherwise provided in Article 5 and paragraph (b) below, all representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement [REDACTED]*.

(b)The following provisions shall survive the execution of this Agreement and the end of the Development Term and shall continue to remain in effect until they are fully performed: Article 1; Sections [REDACTED]* through [REDACTED]*; Article 4; Article 7; Section [REDACTED]*; Article 9; Section 10.1(c); and Article 11.

11.14Timing.  This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed.  Without limiting the foregoing, time is of the essence in this Agreement.  If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

11.15Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the Parties, and their respective permitted successors and assigns.  Any purported Transfer not made in accordance with the terms and conditions of this Agreement shall be null and void.

11.16Announcements.  The Parties shall consult with each other with regard to all press releases and other announcements concerning (i) this Agreement or (ii) the Operations to the extent such press releases or such announcements make reference to the name of the other Party and, except as may be required by Laws or the applicable rules and regulations of any governmental agency or stock exchange, neither Party shall issue any such press release or make any other announcement without notifying the other Party.

11.17Force Majeure.  If either of the Parties is rendered unable, wholly or in part, by force majeure to carry out its obligations or otherwise perform under this Agreement, other than the obligations to make money payments, that Party shall give to the other Party prompt written notice of the force majeure with reasonably full particulars concerning it; thereupon, the obligations and performances of the Party giving the notice, so far as they are affected by the force majeure, shall be suspended during, but no longer than the continuance of the force majeure.  The affected Party shall use all reasonable diligence to remove the force majeure situation as quickly as practicable.  The requirement that any force majeure shall be remedied with all reasonable dispatch shall not require the settlement of strikes, lockouts, or other labor difficulty by the Party involved, contrary to its wishes; how all such difficulties shall be handled shall be entirely within the discretion of the Party concerned.  The term “force majeure,” as here employed, shall mean an act of God, strike, lockout, or other industrial disturbance, act of the public enemy, war, blockade, public riot, lightning, fire, storm, flood, explosion, governmental action, governmental delay, and unavailability of equipment if due to one of the foregoing causes.

11.18Confidentiality.  The Parties shall keep the terms of this Agreement and all Exhibits and Schedules hereto confidential and not disclose the same to any other Person without the prior written consent of the other Party; provided that the foregoing shall not apply to (i) disclosures required by Law, or (ii) disclosures to a Party’s partners or potential partners, members, directors, officers, employees, financial advisors, accountants, consultants, attorneys, banks and other potential financing sources, institutional investors, agents, nominees, representatives, Persons to which a Party may Transfer its rights and obligations under this Agreement and prospective purchasers of property, as well as their respective representatives, advisors, attorneys and consultants (provided that such Persons likewise agree in writing to keep this Agreement and all Exhibits and Schedules hereto confidential).

11.19Further Assurances.  From time to time after the Execution Date, the Parties shall each execute, acknowledge and deliver to the other such further instruments and take such other action as may be reasonably requested in order to more effectively assure the other of the benefits and enjoyment intended to be conveyed under this Agreement, and otherwise to accomplish the purposes of the transactions contemplated hereby.

11.20Counterpart Execution.  This Agreement may be executed in counterparts, each of which shall be deemed an original, and both of which taken together shall constitute one agreement.

11.21Memorandum of Agreement.  Contemporaneously with the execution hereof, the Parties shall execute a Memorandum of Agreement in the form attached hereto as Exhibit I to be recorded by ArcLight in the real property records of Butler County, Pennsylvania.

11.22References and Construction.  In this Agreement:

(a)References to any gender includes a reference to all other genders;

(b)References to the singular includes the plural, and vice versa;

(c)References to any Article or Section means an Article or Section of this Agreement;

(d)References to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e)Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement;

(f)“Include” and “including” shall mean include or including without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense;

(g)The headings contained in this Agreement are for guidance and convenience of reference only, and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

(h)“Or” is not exclusive unless the context requires otherwise; and

(i)No consideration shall be given to the fact or presumption that one Party had a greater or lesser hand in drafting this Agreement.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, this Agreement is executed by the Parties on the Execution Date.

R.E. Gas Development, LLC

By:	/s/ Scott Hodges
Name: Scott Hodges
Title: SVP, Land and Business Development

AL Marcellus Holdings, LLC

By:	/s/ Paul Van Horn
Name: Paul Van Horn
Title: Attorney -in-fact

[Signature Page to Participation Agreement]